

December 22, 2009

Mr. Garth Wong
Chief Financial Officer
Oilsands Quest Inc.
800, 326 – 11th Avenue SW
Calgary, Alberta, Canada T2R 0C5

> **Re: Oilsands Quest Inc.**
> **Registration Statement on Form S-1, Amendment No. 2**
> **Filed December 1, 2009**
> **File No. 333-162023**

Dear Mr. Wong:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please update your filing to include financial statements and related disclosure for the fiscal quarter ended October 31, 2009.

Selling Security Holders, page 16

2.   We note that you have added additional entities and natural persons to your list of selling security holders. With regard to each such selling security holder that is not a natural person, identify the natural persons with voting or dispositive power over the securities held by such holder.

Closing Comments

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please contact Norman Gholson at (202) 551-3237 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director